FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..

                          INDEX

Document

No. 1    FRN Variable Rate Fix released on 10 December 2002
No. 2    FRN Variable Rate Fix released on 10 December 2002
No. 3    FRN Variable Rate Fix released on 10 December 2002
No. 4    FRN Variable Rate Fix released on 10 December 2002
No. 5    FRN Variable Rate Fix released on 12 December 2002
No. 6    FRN Variable Rate Fix released on 12 December 2002
No. 7    FRN Variable Rate Fix released on 12 December 2002
No. 8    Director Shareholding released on 13 December 2002
No. 9    FRN Variable Rate Fix released on 13 December 2002


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Document No. 1


RE: NORTHERN ROCK PLC
    GBP 5,000,000 SERIES 145 EMTN
    DUE DECEMBER 2003
    ISIN: XS0093035458

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09DEC2002 TO 10MAR2003 HAS BEEN FIXED AT 4.06445 PCT PER ANNUM.

INTEREST PAYABLE VALUE 10MAR2003 WILL AMOUNT TO:
GBP 101.33 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 2


RE:   NORTHERN ROCK PLC
      GBP 25,000,000 SERIES 157 EMTN
      DUE DECEMBER 2009
      ISIN: XS0098088924

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09DEC2002 TO 07MAR2003 HAS BEEN FIXED AT 4.16445 PCT PER ANNUM.

INTEREST PAYABLE VALUE 07MAR2003 WILL AMOUNT TO:
GBP 1,004.03 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 3


RE:   NORTHERN ROCK PLC
      GBP 2,500,000 SERIES 169 EMTN
      DUE JANUARY 2003
      ISIN: XS0104140750

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09DEC2002 TO 08JAN2003 HAS BEEN FIXED AT 4.00875 PCT PER ANNUM.

INTEREST PAYABLE VALUE 08JAN2003 WILL AMOUNT TO:
GBP 329.49 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 4


RE:      NORTHERN ROCK PLC
         GBP 145,000,000 SERIES 209 EMTN
         DUE SEPTEMBER 2003
         ISIN: XS0135117132

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10DEC2002 TO 10MAR2003 HAS BEEN FIXED AT 4.06695 PCT PER ANNUM.

INTEREST PAYABLE VALUE 10MAR2003 WILL AMOUNT TO:
GBP 5,014.05 PER GBP 500,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 5


RE:  NORTHERN ROCK PLC
     USD 400,000,000 SERIES 174 EMTN
     DUE MARCH 2005
     ISIN: XS0108471763

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16DEC02 TO 14MAR03 HAS BEEN FIXED AT 1.56 PCT PER ANNUM.

INTEREST PAYABLE VALUE 14MAR03 WILL AMOUNT TO:
USD 3.81     PER USD 1,000 DENOMINATION.
USD 38.13    PER USD 10,000 DENOMINATION.
USD 381.33   PER USD 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 6


RE:  NORTHERN ROCK PLC
     USD 13,584,000 SERIES 212 EMTN
     DUE DECEMBER 2004
     ISIN: XS0140334169

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16DEC02 TO 14MAR03 HAS BEEN FIXED AT 1.45 PCT PER ANNUM.

INTEREST PAYABLE VALUE 14MAR03 WILL AMOUNT TO:
USD 3.54 PER USD 1,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

Document No. 7


RE:  NORTHERN ROCK PLC
     GBP 5,000,000 SERIES 152 EMTN
     DUE MARCH 2004
     ISIN: XS0095611611

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12DEC02 TO 12MAR03 HAS BEEN FIXED AT 4.06125 PCT PER ANNUM.

INTEREST PAYABLE VALUE 12MAR03 WILL AMOUNT TO:
GBP 100.14 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 8


                               Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 12 December 2002 of 100,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.3259 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,717,922 Ordinary 25p Shares, representing 1.36% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No.9


RE: NORTHERN ROCK PLC
    GBP 2,790,000 SERIES 233 EMTN
    DUE DECEMBER 2009
    ISIN: XS0159597110

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12DEC02 TO 10MAR03 HAS BEEN FIXED AT 4.10125 PCT PER ANNUM.

INTEREST PAYABLE VALUE 10MAR03 WILL AMOUNT TO:
GBP 9.89 PER GBP 1,000 DENOMINATION


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON




                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 16 December 2002          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary